

Mail Stop 4628

August 12, 2015

Freddie M. Kotek
Chairman and Chief Executive Officer
Atlas Resources, LLC
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275

> **Re:** **Atlas Resources Public #16-2007 (A) L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 0-53179**
> **Atlas Resources Public #18-2008 (A) L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-150925-03**
> **Atlas Resources Public #18-2009 (B) L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-150925-02**
> **Atlas Resources Public #18-2009 (C) L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-150925-01**

Dear Mr. Kotek:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Freddie M. Kotek
Atlas Resources Public #16-2007 (A) L.P.
Atlas Resources Public #18-2008 (A) L.P.
Atlas Resources Public #18-2009 (B) L.P.
Atlas Resources Public #18-2009 (C) L.P.
August 12, 2015
Page 2

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources